SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 2011
DIVISION OF MARKET REGULATION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[redacted]

11017079

SEC FILE NUMBER
8- 49679

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/10 AND ENDING 12/31/10
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Oberweis Securities Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker, Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

☐ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OBERWEIS SECURITIES, INC.

Lisle, Illinois

STATEMENTS OF FINANCIAL CONDITION

Including Independent Auditors' Report

December 31, 2010 and 2009

(Filed Pursuant to Rule 17a-5 Under the Securities Exchange Act of 1934)

OBERWEIS SECURITIES, INC.

TABLE OF CONTENTS

BAKER TILLY

Baker Tilly Virchow Krause, LLP
205 N Michigan Ave
Chicago, IL 60601-5927
tel 312 729 8000
fax 312 729 8199
bakertilly.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Oberweis Securities, Inc.
Lisle, Illinois

We have audited the accompanying statements of financial condition of Oberweis Securities, Inc. as of December 31, 2010 and 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These statements of financial condition are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements of financial condition based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statements of financial condition presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Oberweis Securities, Inc. as of December 31, 2010 and 2009 in conformity with accounting principles generally accepted in the United States of America.

Baker Tilly Virchow Krause, LLP

Chicago, Illinois
February 1, 2011

OBERWEIS SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION
December 31, 2010 and 2009

ASSETS

	2010	2009
ASSETS		
Cash and cash equivalents	$ 289,961	$ 3,485
Receivable from clearing broker-dealer	3,474,193	1,201,252
Receivable from investment company - related party	101,010	115,074
Securities owned	5,475,349	3,143,699
Deposits with clearing organization	152,726	130,059
Interest receivable	123,815	45,878
Other receivables	117	380
TOTAL ASSETS	$ 9,617,171	$ 4,639,827

LIABILITIES AND STOCKHOLDERS' EQUITY

	2010	2009
LIABILITIES		
Payable to clearing broker-dealer	$ 7,316,090	$ 2,709,557
Accrued commissions	41,145	25,422
Accrued income taxes	4,891	4,729
Accrued expenses and other liabilities	479,359	463,303
Total Liabilities	7,841,485	3,203,011
STOCKHOLDERS' EQUITY	1,775,686	1,436,816
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 9,617,171	$ 4,639,827

See notes to statements of financial condition.

NOTE 1 - Nature of Operations

Oberweis Securities, Inc. (the "Company") is a registered broker-dealer and investment advisor. The Company is registered with the Securities and Exchange Commission ("SEC") as both a broker-dealer and investment advisor and is a member of the Financial Industry Regulatory Authority ("FINRA"). All customer transactions are executed and cleared through another registered securities broker on a fully disclosed basis. As an introducing broker, the Company conducts a general securities business, which includes stocks, bonds, municipals, options, mutual funds, variable contracts, private placements, selling group participation and "best efforts" or firm commitment underwritings, and effects transactions for its own investment account. The Company also sponsors, distributes, offers, and sells affiliated mutual funds with all mutual fund shares offered on an application-way basis or processed through its clearing broker. During December 2010, the Company deregistered as an investment advisor.

NOTE 2 - Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short-term highly liquid investments with maturities of three months or less at the date of acquisition.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions for the account and risk of the Company, when present, are recorded on a trade-date basis. Customers' securities transactions are reported on a settlement-date basis with related commission income and expenses reported on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Advertising

Advertising and sales promotion costs are expensed as incurred. Advertising expense totaled $768 and $4,448 for 2010 and 2009, respectively.

Fair Value of Financial Instruments

The Company's short-term financial instruments consist of cash and cash equivalents, receivables, payables and accrued expenses. The carrying values of these short-term financial instruments approximate their estimated fair values based on the instruments' short-term nature.

The fair value of the Company's marketable securities is based on quoted market prices and other significant observable inputs.

For the year ended December 31, 2010, there have been no changes in the application of valuation methods applied to similar assets and liabilities.

NOTE 2 - Summary of Significant Accounting Policies (cont.)

Income Tax

The Company, with the consent of its stockholders, elected under the Internal Revenue Code to be an S Corporation effective January 1, 2009. In lieu of corporation income taxes, the stockholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements. The financial statements do include a provision for state replacement taxes.

The Company is subject to the accounting standard for uncertainty in income taxes. The tax effects from an uncertain tax position can be recognized in the financial statements, only if the position is more likely than not to be sustained on audit, based on the technical merits of the position. The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized, upon ultimate settlement with the relevant tax authority. When applicable, the Company has elected to record any potential penalties and interest related to uncertain tax positions as income tax expense on the Company's statements of income. The Company did not have any uncertain tax positions at December 31, 2010. Income tax returns for the years ended December 31, 2007 through 2010 remain open, and are subject to review by applicable tax authorities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company has evaluated subsequent events occurring through February 1, 2011, the date that the financial statements were available to be issued, for events requiring recording or disclosure in the Company's financial statements.

OBERWEIS SECURITIES, INC.

NOTES TO STATEMENTS OF FINANCIAL CONDITION
December 31, 2010 and 2009

NOTE 3 - Marketable Securities

The Company holds for its own investment account various fixed income securities and mutual fund shares. The cost and unrealized gain and loss as of December 31, 2010 and 2009 are as follows:

	2010	2009
Cost	$ 5,431,692	$ 3,112,679
Gross unrealized gains	45,741	31,020
Gross unrealized losses	(2,084)	(203,054)
Total fair value	5,475,349	3,143,699
Add - receivable from clearing broker-dealer	3,474,193	1,201,252
Less - margin account indebtedness	(7,316,090)	(2,709,557)
Marketable securities, net	$ 1,633,452	$ 1,635,394

Marketable securities are valued and carried at fair value on a recurring basis.

NOTE 4 - Common Stock

On August 9, 2010, the Company repurchased thirty-six shares of stock from a stockholder. The total price paid for these shares was $117,351.

NOTE 5 - Income Taxes

The provision for income tax expense (benefit) for the years ended December 31, 2010 and 2009 consisted of the following components:

	2010	2009
Current:		
Federal	$ -	$ (8,410)
State	4,109	3,995
Total current income tax expense (benefit)	$ 4,109	$ (4,415)

Current federal income tax benefit recognized in 2009 represents the reversal of a prior period expense in excess of taxes paid.

NOTE 6 - Retirement Plan

The Company sponsors a 401(k) plan that is funded by employee contributions and discretionary employer matching contributions. Amounts contributed to the plan by the Company for the years ended December 31, 2010 and 2009 totaled $87,829 and $76,606, respectively.

NOTE 7 - Related Parties

The Company has expense sharing agreements with Oberweis Asset Management, Inc. ("OAM") and Oberweis Publishing Company, Inc. ("OPC"), both of which are related parties with common ownership to that of the Company.

The OAM agreement requires that the Company recognize its allocable portion of certain overhead and operating expenses. Additionally, in connection with the distribution and promotion of affiliated mutual funds, the Company received fees from OAM for services rendered.

The OPC agreement entitles the Company to monthly payments in exchange for publishing services provided by Company employees.

The amounts received by the Company under the expense sharing agreements for the years ended December 31, 2010 and 2009 totaled $390,356 and $454,402, respectively. There were no amounts due from OAM or OPC at December 31, 2010 and 2009.

The Company sponsors The Oberweis Funds and receives distribution fees for services rendered. During 2010 and 2009, fees earned were $1,201,853 and $944,366, respectively. As of December 31, 2010 and 2009, amounts due to the Company relating to these fees were $101,010 and $115,074, respectively.

NOTE 8 - Fair Value of Financial Instruments

Accounting standards define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various valuation methods including the market, income and cost approaches. The assumptions used in the application of these valuation methods are developed from the perspective of market participants pricing the asset or liability. Inputs used in the valuation methods can be either readily observable, market corroborated, or generally unobservable inputs. Whenever possible the Company attempts to utilize valuation methods that maximize the use of observable inputs and minimizes the use of unobservable inputs. Based on the observability of the inputs used in the valuation methods the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. Assets and liabilities measured, reported and/or disclosed at fair value will be classified and disclosed in one of the following three categories:

Level 1 - Quoted market prices in active markets for identical assets or liabilities.

Level 2 - Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3 - Unobservable inputs that are not corroborated by market data.

	December 31, 2010			
	Total	Level 1	Level 2	Level 3
Marketable securities	$ 5,475,349	94,755	$ 5,380,594	-

NOTE 8 - Financial Instruments (cont.)

	December 31, 2009			
	Total	Level 1	Level 2	Level 3
Marketable securities	$ 3,143,699	76,333	$ 3,067,366	-

The estimated carrying and fair values of the Company's financial instruments are as follows:

	2010		2009	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Financial assets:				
Marketable securities	$ 5,475,349	$ 5,475,349	$ 3,143,699	$ 3,143,699

NOTE 9 - Stockholder Agreement

The transfer of the Company's shares is restricted by a stockholder agreement dated November 17, 2004.

NOTE 10 - Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event that the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to periodically review, as necessary, the credit standing of each counterparty.

NOTE 11 - Commitments and Contingent Liabilities

The Company is an introducing broker that executes and clears all transactions with and for customers on a fully-disclosed basis with another broker. In connection with this arrangement, the Company is contingently liable for the payment for securities purchased and the delivery of securities sold by customers.

NOTE 12 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. SEC Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2010 and 2009, the Company had net capital of $1,224,694 and $1,117,098, respectively, which was $1,124,694 and $1,017,098, respectively, in excess of its minimum required net capital of $100,000. The Company's aggregate indebtedness ratio in each year was 0.43 to 1 and 0.44 to 1, respectively. No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's December 31, 2010 FOCUS filing.